Exhibit 1

[LOGO]
HAVAS


PRESS RELEASE


                                                       Suresnes, July 12th, 2005


                    THE BOARD OF DIRECTORS OF HAVAS APPOINTS
              VINCENT BOLLORE AS CHAIRMAN OF THE BOARD OF DIRECTORS


The Havas Board of Directors met on the 12th July 2005 chaired by Mr Richard F. Colker. The Board of Directors thanked Mr Richard F. Colker for his accomplishment of his mission which ended today, July 12th 2005. He will continue in his role as Board Member.

The Board of Directors has appointed Mr Vincent Bollore as Chairman of the Board of Directors of Havas.

Mr Vincent Bollore has proposed the nomination of three Vice-Presidents:
Mr Ed Eskandarian (Chief Executive Officer of Arnold Worldwide Partners), Mr Jacques Seguela (Chief Creative Officer) and Mr Fernando Rodes (Chief Executive Officer of MPG). These individuals embody the Group's long standing managerial equity and historical development, each of them having contributed in turn his own agency, and represent the Group's continuity through their roles within the company. With Vincent Bollore, the three Vice-Presidents will lead a Strategic Committee, chaired by Leopoldo Rodes.

Five Managing Directors will be appointed: Mrs Mercedes Erra, Mr Stephane Fouks, Mr David Jones and Mr Remi Babinet, all of whom symbolize the participation of a new generation in the management of the Group. The Board of Directors has appointed Philippe Wahl as Chief Executive Officer of Havas. Mr Jacques Herail will continue in his role as Chief Financial Officer alongside him.

An Executive Committee has been created and will bring together during weekly meetings the President, the three Vice-Presidents, the Chief Executive Officer, the Managing Directors and the Chief Financial Officer.

Following the Board Meeting, Mr Vincent Bollore, President of Havas said: My personal contribution at the head of the Havas Group demonstrates the long term commitment of the Bollore Group to the strategic development and growth of Havas and its activties."


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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people. Further information about Havas is available on the company's website: www.havas.com


Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.



Contacts:

Communications:                                       Peggy Nahmany
                                                      Tel: +33 (0)1 58 47 90 73
                                                      peggy.nahmany@havas.com

Investor Relations:                                   Stephane Houri
                                                      Tel: +33 (0)1 58 47 91 35
                                                      stephane.houri@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 538 060,80 euros - 335 480 265 RCS Nanterre - APE 744 B